Ministry of Finance and Planning 30 National Heroes Circle Kingston 4 Jamaica	Allen & Overy LLP 1221 Avenue of the Americas New York NY 10020 USA
Tel +1 212 610 6300 Fax +1 212 610 6399 Direct Line +1 212 610 6320 www.allenovery.com
Our ref 68270-00012 NY:189172.4

June 30, 2004

Dear Ladies and Gentlemen:

We have acted as special United States counsel to the Government of Jamaica (“Jamaica”) in connection with the issuance and offering for sale of its 10.625% Notes due 2017 (the “Notes”) in the aggregate amount of U.S.$125,000,000 in the form of a takedown from Jamaica’s Registration Statement No. 333-83274 under Schedule B (the “Registration Statement”).

A. DOCUMENTS

In rendering the opinion expressed below, we have examined the following documents: (i) the Registration Statement, (ii) the prospectus included in the Registration Statement, as amended or supplemented as of April 27, 2004, (iii) the prospectus supplement, dated April 27, 2004, filed with the SEC pursuant to Rule 424(b) (the “Prospectus Supplement”) specifically relating to the Notes, (iv) the Fiscal Agency Agreement dated as of June 20, 2002 among Jamaica, Deutsche Bank Trust Company Americas (the “Fiscal Agent”) and Deutsche Bank Luxembourg S.A. (the “Luxembourg Paying Agent”), as supplemented by the Supplemental Fiscal Agency Agreement, dated as of April 30, 2004, among Jamaica, the Fiscal Agent and the Luxembourg Paying Agent (collectively, the “Fiscal Agency Agreement”), (v) the Notes and (vi) the Underwriting Agreement, dated as of April 27, 2004, between Jamaica and the Underwriter named therein (the “Underwriting Agreement”).

The agreements, instruments and other documents referred to in the above paragraph are herein referred to as the “Relevant Documents”.

We have reviewed originals or copies certified or otherwise identified to our satisfaction of such instruments and other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

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B. ASSUMPTIONS

In giving this opinion, we have assumed the following (without independent verification):

1.	the legal capacity of all natural persons, the authority of all persons signing each of the documents on behalf of the parties to such documents and the genuineness of all signatures;

2.	the conformity to original documents and the completeness of all documents submitted to us (i) as certified or conformed copies or photocopies, or (ii) by facsimile transmission, and the authenticity of the originals of such documents;

3.	the certificates and other documents to which we have referred herein were when made, and remain, accurate and there have been no variations to any such certificates or documents;

4.	insofar as any obligation is to be performed in a jurisdiction other than the State of New York, its performance would not be illegal or ineffective under the laws of that jurisdiction; and

5.	that each of Jamaica, the Fiscal Agent and the Luxembourg Paying Agent has satisfied or will satisfy those legal requirements that are applicable to it under any law other than the federal law of the United States and the law of the State of New York to the extent necessary to make the Fiscal Agency Agreement and the Notes (with respect to Jamaica) enforceable against it (except that no such assumption is made as to Jamaica regarding matters of the federal law of the United States of America or the law of the State of New York).

C. LIMITATIONS

Our opinion expressed below is subject to the following limitations:

1.	We express no opinion as to matters of fact.

2.	For purposes of the opinion expressed in item D herein, we are members of the bar of the State on New York and we have not investigated and do not express any opinion as to the laws of any jurisdiction other than the Applicable Laws. As used in this opinion, the term “Applicable Laws” refers to the laws of the State of New York and of the United States of America, in each case in effect on the date of this opinion, and to the extent they are normally applicable in relation to transactions of the type provided in the Relevant Documents, and excluding any law, rule or regulation relating to the securities or “blue sky” laws of any other State of the United States.

D. OPINION

It is our opinion that the Notes when issued, assuming that the Notes were duly authorized by Jamaica, duly executed and authenticated in accordance with the Fiscal Agency Agreement and duly delivered and paid for in accordance with the terms of the Underwriting Agreement, constituted valid and binding obligations of Jamaica, enforceable against Jamaica in accordance with their terms.

E. QUALIFICATIONS

The foregoing opinion is subject to the following comments and qualifications:

1.	Our opinion set out above is subject to: (a) the effect of any applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent conveyances, transfers or obligations), reorganization, and other similar laws affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant or good faith and fair dealing.

2.	The enforceability of provisions in the Relevant Documents to the effect that terms may not be waived or modified except in writing may be limited under certain circumstances.

3.	We express no opinion as to the effect of the laws of any jurisdiction in which any of the parties to the Relevant Documents are located (other than the State of New York, as the case may be) that limit the interest, fees or other charges such party may impose.

4.	Our opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

5.	Our opinion is subject to the enforceability in the United States of America of the waiver of immunities by Jamaica as set out in the Fiscal Agency Agreement and the Notes are subject to the limitations imposed by the Foreign Sovereign Immunities Act of 1976.

6.	We note that under certain circumstances the federal courts located in the State of New York may decline to exercise subject matter jurisdiction to adjudicate a controversy relating to or arising under the Agreements, but this does not affect the ability of a party to the Agreements to bring an action relating to or arising under the Agreements in a New York state court.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We hereby consent to the filing of this opinion as an exhibit to Amendment No. 1 to the Annual Report of Jamaica on Form 18-K for the year ended March 31, 2004 and to the references to us under the heading “Validity of the Notes” in the Prospectus Supplement forming a part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under the Securities Act of 1933, as amended, or under the rules and regulations of the United States Securities and Exchange Commission.

Very truly yours,

/s/ Allen & Overy LLP

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